UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 1)*

COLFAX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

194014106

(CUSIP Number)

William R. Bush BDT Capital Partners, LLC 401 N. Michigan Ave., Suite 3100 Chicago, Illinois (312) 660-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) , check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 23, 2012 by (i) BDT Capital Partners, LLC, a Delaware limited liability company (“BDT CP”), (ii) BDTCP GP I, LLC, a Delaware limited liability company (“BDTCP GP I”), (iii) BDT CF Acquisition Vehicle, LLC, a Delaware limited liability company (the “Investor “), (iv) Byron D. Trott, and (v) BDTP GP, LLC, a Delaware limited liability company (“BDTP” and, together with Mr. Trott, BDT CP, BDTCP GP I and the Investor, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Colfax Corporation, a Delaware corporation (the “Company”). Byron D. Trott is the sole member of BDTP, which is the managing member of BDT CP. BDT CP is the manager of BDTCP GP I, which is the manager of the Investor. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 1) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 4. Purpose of Transaction

Item 4 to this Schedule 13D is hereby supplemented as follows:

The transactions contemplated by the Securities Purchase Agreement (the “Purchase Agreement”), dated as of September 12, 2011, by and among the Investor, the Company, and the other parties thereto closed on January 24, 2012 (the “Closing”). In connection with the Closing, and in accordance with the terms and provisions of the Purchase Agreement previously disclosed in this Schedule 13D, the Investor purchased and acquired (i) the 14,756,945 shares (the “Purchased Common Shares”) of Common Stock previously disclosed in this Schedule 13D, and (ii) the 13,877,552 shares (the “Purchased Preferred Shares”) of the Company’s Series A Perpetual Convertible Preferred Stock, par value $0.001 per share (“Preferred Stock”), previously disclosed in this Schedule 13D, which are initially convertible into 12,173,291 shares of Common Stock (the “Underlying Shares”). As a result of the Closing, and after giving effect to other issuances of Common Stock in connection with the Company’s acquisition of Charter International plc, which occurred concurrently therewith, there were 84,693,794 shares of Common Stock issued and outstanding (including the Purchased Common Shares but excluding the Underlying Shares) as of the date of the Closing. Accordingly, as a result of the Investor’s beneficial ownership of the Purchased Common Shares and the Underlying Shares, which together comprise 26,930,236 shares of Common Stock, the Investor directly beneficially owns approximately 27.8% of the aggregate shares of Common Stock.

On February 22, 2012, Mr. San W. Orr, III was appointed to the Company’s board of directors. Mr. Orr is a Partner and the Chief Operating Officer of BDT CP and is the Vice President and Treasurer of the Investor. Mr. Orr was designated for election to the Company’s Board of Directors pursuant to the Company’s Amended and Restated Certificate of Incorporation, which provides the Investor the right, among other things, to exclusively nominate for election to the Board up to 2 of 11 directors based on the current beneficial ownership of Common Stock by the Investor.

Item 5. Interest in Securities of the Issuer

Item 5(c) of this Schedule 13D is hereby supplemented as follows:

The Common Shares beneficially owned by the Reporting Persons exclude 5,556 shares of Common Stock, which were granted to Mr. Orr in the form of restricted stock units in connection with Mr. Orr’s appointment to the Company’s Board of Directors, as described in Item 4 of this Schedule 13D. Such restricted stock units are currently unvested and will vest over a three-year period, and do not entitle the holder of unvested restricted stock units to any voting rights with respect to the shares of Common Stock underlying such restricted stock units.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2012

BDT CAPITAL PARTNERS, LLC

By:	/s/ Byron D. Trott
Name: Byron D. Trott
Its: President and Chief Investment Officer

BDTCP GP I, LLC

By:	/s/ Byron D. Trott
Name: Byron D. Trott
Its: President and Chief Investment Officer

BDT CF ACQUISITION VEHICLE, LLC

By:	BDTCP GP I, LLC
Its:	Manager

By:	/s/ Byron D. Trott
Name: Byron D. Trott
Its: President and Chief Investment Officer

BYRON D. TROTT

/s/ Byron D. Trott

BDTP GP, LLC

By:	/s/ Byron D. Trott
Name: Byron D. Trott
Its: President and Chief Investment Officer